SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Appendix 3X

Initial Director’s Interest Notice

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX  the following information under listing rule 3.19A.1 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director

Kerry Thomas MCDONALD

Date of appointment	1 December 2005

Part 1 - Director’s relevant interest in securities of which the Director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Number and class of securities	2,000 ordinary shares fully paid in the share capital of National Australia Bank Limited

Part 2 - Director’s relevant interests in securities of which the Director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of securities
NIL

Part 3 - Director’s interests in contracts	NIL

Details of contract

Nature of contract

Name of registered holder

(if issued securities)

Number and class of securities to which interest related

………………………………

Garry Francis Nolan

Company Secretary	2 February 2006

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 2 February 2006	Name: Brendan T Case
Title: Associate Company Secretary